EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 11, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

SIGNIFICANT EVENT COMMUNICATION

"BBVA, S.A.", pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

In view of the coverage that is being given in the media to the difference in the Financial Results and in the Net Equity highlighted as a result of applying US accounting criteria (US GAAP) to the financial statements of the BBVA, as opposed to the results and equity derived from Spanish accounting procedure (Spanish GAAP), BBVA wishes to state the following:

The SEC, in accordance with its regulations, requires all non-US companies quoted on its markets to undertake a reconciliation of their financial statements with US GAAP. This disparity in criteria has meant that, in business year 2001 and under US GAAP, the Net Book Equity of the BBVA, which includes the consolidated results for the business year, is higher by 7,503 million euros and that the consolidated results for the business year attributable to the Group are lower by 1,683 million euros than those recorded in the annual accounts of the Group for the business year in question.

Insofar as BBVA is concerned, the main differences that are found are as follows:

- Goodwill.
  1. Pursuant to Spanish regulations, the merger with Argentaria was undertaken as a combination of businesses, although it was implemented as a take-over merger. The consequence of this was that the assets forthcoming from Argentaria were recorded at their book values and, therefore, no goodwill was entered. Under US GAAP, the method employed is that of purchase, whereby a goodwill was generated by the book entry at market value of the assets and liabilities forthcoming from the company acquired at the moment of merger. The unallocated difference between the market value of the company acquired and the book value constituted the goodwill that was recorded by a credit entry in reserves and which will be amortized over a maximum period of 25 years. Said operation has had, in business year 2001, the effect of a reduced result of 396 million euros and of increased equity of 5,733 million euros.

2. In general terms, the US GAAP do not allow the early amortization of Goodwill. Insofar as BBVA proceeded with the early amortization of some goodwill in prior business years, there arises a temporary difference of allocation, given that, under Spanish criteria, these values had already been addressed in the results of prior years, which means that they have already been included as reduced equity. In terms of the reconciliation with US GAAP, goodwill is reformulated, whereby a credit entry is made to reserves and their amortization is undertaken by results over a period of ten years, with both items amounting to 417 and 911 million euros in business year 2001.

- Early retirements and Pensions. BBVA has set up, upon authorisation from the Bank of Spain, a fund for early retirements undertaken in business year 2001 against reserves. Under US GAAP, said allocation should be made against the results for the year in which it is performed, whereby a reduction amounting to 782 million euros is recorded in the results.

Attached as an annex are pages F-106 and F-107 of the 20F that deal with this reconciliation.

	Item	Increase (Decrease) Year Ended December 31,		
	#	2001	2000 (*)	1999 (*)
NET INCOME		(Thousands of Euros, except per share data)		
As reported in the annual report to stockholders		**2,363,336**	**2,232,087**	**1,230,067**
Reversal of extraordinary amortization of goodwill		(520,266)	(258,507)	205,697
As reported under Spanish GAAP in the accompanying consolidated statements of income		**1,843,070**	**1,973,580**	**1,435,764**
Adjustments to conform to U.S. GAAP:				
Business Combination with Argentaria -				
Approximate Argentaria's Net Income in accordance with US GAAP as of January 28, 2000	1	-	(64,230)	-
Amortization of surplus allocated to specific assets and liabilities	1	(164,930)	(133,788)	-
Amortization of remaining Goodwill Merger Argentaria	1	(231,029)	(211,779)	-
Elimination of over-depreciation relating to restated fixed assets, recognition of additional profits on the sale and disposal of restated items and elimination of the inflation adjustment in non highly inflationary countries	2	44,913	(7,699)	(15,218)
Effect of following the equity method of accounting for investments in affiliated companies	3	(61,622)	(222,969)	(64,435)
Pension plan cost, early retirements and termination indemnities	4	(782,295)	(754,854)	(265,545)
Amortization of goodwill	5	(391,210)	120,575	205,546
Gains on transactions with parent company shares owned by subsidiaries accounted for as income for the year	6	(13,865)	(109,030)	(146,340)
Capital increase to hedge commitments to the employees	7	-	102,346	(214,441)
Effect of recording the allowance for probable loan losses	8	196,199	129,026	(1,100)
Structural foreign currency positions	9	-	320,772	(320,772)
Valuation of investment securities	11	40,563	350,150	3,949
Intangible assets	12	(6,518)	(20,327)	9,496
Derivative instruments and hedging activities (SFAS 133)	13	11,219	-	-
Other Adjustments	-	-	55,059	6,227
Tax effect of above mentioned adjustments	14	182,579	19,981	402,264
Effect of following SFAS 109 in the accounting for income taxes for each year	14	13,037	(2,554)	2,942
Net income in accordance with U.S. GAAP as reported in BBVA's group annual report on Form 20-F for the year 2000		-	**1,544,259**	**1,838,337**
Restatement for the years 2000 and 1999-				
Unreported funds	15	-	(131,100)	17,200
Net income in accordance with U.S. GAAP		**680,111**	**1,413,159**	**1,855,537**

	Item	Increase (Decrease) December 31,	
	#	2001	2000
STOCKHOLDERS' EQUITY		Thousands of Euros	
As reported in the annual report to stockholders		**13,723,476**	**13,618,825**
Reversal of extraordinary amortization of goodwill		-	520,266
As reported under Spanish GAAP in the accompanying consolidated balance sheets (Note 2-d)		**13,723,476**	**14,139,091**
Adjustments to conform to U.S. GAAP:			
Bussines Combination with Argentaria			
Purchase Argentaria Effect	1	5,733,539	6,030,417
Reversal of the net effect of the restatement of fixed assets and equity securities and elimination of the inflation adjustments	2	(536,041)	(612,750)
Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	3	(468,658)	(817,874)
Pension plan cost, early retirements and termination indemnities	4	203,173	233,415
Goodwill amortized in excess	5	417,164	734,761
(Gains) losses on transactions with parent company shares owned by subsidiaries accounted for as income for the year and capital increases to hedge commitments to employees	6-7	99,472	167,220
Allowance for loan losses	8	459,341	263,141
Reduction for employee loans issued to purchase shares of capital Stock	10	(90,789)	(134,212)
Valuation of investment securities	11	2,649,798	3,655,403
Intangible assets	12	(176,727)	(163,230)
Derivative instruments and hedging activities (SFAS 133)	13	30,897	-
Other adjustments	-	-	69,363
Tax effect of above mentioned adjustments	14	(749,973)	(903,844)
Effect of following SFAS 109	14	(68,581)	(81,618)
Stockholders' equity in accordance with U.S. GAAP		**21,226,091**	**22,579,283**

Bilbao, 10-7-2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 11, 2002

By: ______________________

Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.